Exhibit 99.3

INTRODUCTION

On July 11, 2014, pursuant to an Agreement and Plan of Merger (as amended from time to time, the “Merger Agreement”), dated as of June 16, 2014, among Star Bulk Carriers Corp. (the “Company”), two merger subsidiaries of the Company, Oaktree OBC Holdings LLC (the “Oaktree Holdco”), Millennia Limited Liability Company (the “Pappas Holdco”), Oaktree Dry Bulk Holdings LLC (the “Oaktree Seller”) and Millennia Holdings LLC (the “Pappas Seller” and, together with the Oaktree Seller, the “Sellers”), the parties thereto completed a transaction that resulted in a merger (the “Merger”) of the Oaktree Holdco and the Pappas Holdco into the two merger subsidiaries of the Company.

The Oaktree Holdco and the Pappas Holdco were the equity holders of Oceanbulk Shipping LLC (“Oceanbulk Shipping”) and Oceanbulk Carriers LLC (“Oceanbulk Carriers” and, together with Oceanbulk Shipping, “Oceanbulk”). Oceanbulk owned and operated a fleet of 12 dry bulk carrier vessels and owned contracts for the construction of 25 newbuilding dry bulk vessels fuel-efficient Eco-type vessels (one of which, Peloreus, was delivered on July 22, 2014) at shipyards in Japan and China. The consideration paid by the Company in the Merger to the Sellers was 48,395,765 common shares.

The Merger Agreement also provided for the acquisition (the “Heron Transaction”) by the Company of two Kamsarmax vessels (the “Heron Vessels”), from Heron Ventures Ltd. (“Heron”), a limited liability company incorporated in Malta. Oceanbulk Shipping had previously provided a loan to Heron, which is convertible into 50% of Heron’s equity (with the remaining 50% of Heron’s equity to be held by the other joint venture partner), and one of the subsidiaries of the Company now holds the loan as a result of the Merger. The Company issued 2,115,706 of its common shares into escrow as consideration for the Heron Vessels. The common shares will be released from escrow to the Sellers at the time Heron distributes its vessels to its equity holders, whereupon the two Heron Vessels will be transferred to the Company, and the Company expects to pay $25.0 million in cash (for which it may seek financing) in respect of debt that is currently secured by the Heron Vessels.

In addition, concurrently with the Merger, the Company completed a transaction (the “Pappas Transaction”), in which it acquired all of the issued and outstanding shares of Dioriga Shipping Co. and Positive Shipping Company (collectively, the “Pappas Companies”), which are entities owned and controlled by members of the Pappas family. The Pappas Companies owned and operated a dry bulk carrier vessel (the Tsu Ebisu) and had a contract for the construction of a newbuilding dry bulk carrier vessel, HN 5016 (tbn Indomitable). The consideration paid by the Company in the Pappas Transaction was 3,592,728 common shares.

Together, the Merger, the Heron Transaction and the Pappas Transaction are referred to as the “Transactions”.

A total of 54,104,200 of the Company’s common shares were issued to the various selling parties in the Transactions, of which 45,460,324 shares were issued to the Oaktree Seller and its affiliated funds (collectively, “Oaktree”), and 8,643,876 were issued to the Pappas family and their affiliates (collectively, the “Pappas Shareholders”). As a result, Oaktree became the beneficial owner of approximately 61.3% of our outstanding common shares, and the Pappas Shareholders became the beneficial owners of approximately 12.6% of our outstanding common shares. With certain limited exceptions, as fully agreed under the Oaktree Shareholders Agreement (as defined below), Oaktree effectively cannot vote more than 33% of the Company’s outstanding common shares (subject to adjustment under certain circumstances). The Pappas Shareholders, under the Pappas Shareholders Agreement (as defined below), are also subject to a similar voting limitation of 15%. In addition, at the closing of the Transactions, the Company entered into the Registration Rights Agreement (as defined below), which grants Oaktree, the Pappas Shareholders and certain other significant shareholders customary demand, shelf and piggyback registration rights.

This Exhibit 99.3 describes the material terms of:

•	the Merger Agreement (which was furnished as Exhibit 99.2 to the Company’s Report on Form 6-K dated June 16, 2014);

•	the Shareholders Agreement, dated as of July 11, 2014, among the Company and various Oaktree parties (the “Oaktree Shareholders Agreement) (which was furnished as Exhibit 99.3 to the Company’s Report on Form 6-K dated July 15, 2014)

•	the Shareholders Agreement, dated as of July 11, 2014, among the Company and various Pappas Shareholder parties (the “Pappas Shareholders Agreement”) (which was furnished as Exhibit 99.4 to the Company’s Report on Form 6-K dated July 15, 2014); and

•	the Amended and Restated Registration Rights Agreement, dated as of July 11, 2014, among the Company, various Oaktree parties, various Pappas Shareholder Parties and certain other significant shareholders (the “Registration Rights Agreement”) (which was furnished as Exhibit 99.5 to the Company’s Report on Form 6-K dated July 15, 2014).

•	Certain Related Party Transactions of Star Bulk.

The summaries of the foregoing documents are qualified in their entirety by reference to the agreements themselves, which are incorporated by reference in this Exhibit 99.3. You should read the foregoing documents in their entirety.

DESCRIPTION OF THE

OAKTREE SHAREHOLDERS AGREEMENT

The following is a summary of the material terms of the Oaktree Shareholders Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Oaktree Shareholders Agreement, which is included as Exhibit 99.3 to the Report on Form 6-K furnished by the Company to the Commission on July 15, 2014 and incorporated herein by reference. The Company urges you to read the entire Oaktree Shareholders Agreement carefully. Capitalized terms that are used in this description of the Oaktree Shareholders Agreement but not otherwise defined in this Exhibit 99.3 have the meanings ascribed to them under the caption, “—Certain Definitions.”

General

The Oaktree Shareholders Agreement was entered into on the date the Merger was completed (July 11, 2014) and governs the ownership interest of Oaktree and its affiliated investment funds that own Common Shares (and any Affiliates (as defined below) of the foregoing persons that become Oaktree Shareholders pursuant to a transfer or other acquisition of Equity Securities (as defined below) of the Company in accordance with the terms of the Oaktree Shareholders Agreement, collectively, the “Oaktree Shareholders”) in the Company following the Merger. Based on the number of outstanding common shares of the Company at August 1, 2014, the Oaktree Shareholders beneficially own approximately 61.3% of the common shares of the Company.

Board Representation

After the closing of the Merger, the Company and the Board increased the size of the Board from six directors (“Directors”) to nine Directors.

The Oaktree Shareholders are entitled to nominate four (but in no event more than four) Directors (each such nominee, including the persons designated at the closing of the Merger as described in the preceding paragraph the “Oaktree Designees”) to the Board for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) 40% or more of the outstanding Voting Securities of the Company. During any period the Oaktree Shareholders are entitled to nominate four Directors pursuant to the Oaktree Shareholders Agreement: (i) if Mr. Petros Pappas is then serving as Chief Executive Officer of the Company and as a Director, then the Oaktree Shareholders are entitled to nominate only three Directors and (ii) at least one of the Oaktree Designees shall not be a citizen or resident of the United States solely to the extent that (x) at least one of the nominees to the Board (other than the Oaktree Designees) is a United States citizen or resident and (y) as a result, the Company would not qualify as a “foreign private issuer” under Rule 405 under the Securities Act of 1933 and Rule 3b-4(c) under the Exchange Act if such Oaktree Designee is a citizen or resident of the United States.

The Oaktree Shareholders are entitled to nominate three Directors, two Directors and one Director to the Board for so long as the Oaktree Shareholders and their Affiliates beneficially own 25% or more, but less than 40% of the outstanding Voting Securities, own 15% or more, but less than 25% of the outstanding Voting Securities and own 5% or more, but less than 15% of the outstanding Voting Securities of the Company, respectively.

After the closing of the Merger, pursuant to the Oaktree Shareholders Agreement, the Company appointed each of Mr. Rajath Shourie and Mses. Emily Stephens and Renee Kemp (each of which was an Oaktree Designee) as a Director whose term expires at the first, second and third annual meeting of the Stockholders following the date of completion of the Merger, respectively.

The Company shall establish and maintain an audit committee (the “Audit Committee”), a compensation committee (the “Compensation Committee”) and a nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”), as well as such other Board committees as the Board deems appropriate from time to time or as may be required by applicable law or the rules of Nasdaq (or other stock exchange or securities market on which the Common Shares are at any time listed or quoted). The committees shall have such duties and responsibilities as are customary for such committees, subject to the provisions of the Oaktree Shareholders Agreement.

The Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee shall consist of at least three Directors, with the number of members determined by the Board; provided, however, that for so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own 15% or more of the outstanding Voting Securities of the Company, the Compensation Committee and the Nominating and Corporate Governance Committee shall consist of three members each, and the Oaktree Shareholders are entitled to include one Oaktree Designee on each such Committee.

The Board shall appoint individuals selected by the Nominating and Corporate Governance Committee to fill the positions on the committees of the Board that are not required to be filled by Oaktree Designees.

Directors shall serve until their resignation or removal or until their successors are nominated and appointed or elected; provided, that if the number of Directors that the Oaktree Shareholders are entitled to nominate pursuant to the Oaktree Shareholder Agreement is reduced by one or more Directors, then the Oaktree Shareholders shall, within 5 business days, cause such number of Oaktree Designees then serving on the Board to resign from the Board as is necessary so that the remaining number of Oaktree Designees then serving on the Board is less than or equal to the number of Directors that the Oaktree Shareholders are then entitled to nominate. However, no such resignation will be required if a majority of the Directors then in office (other than the Oaktree Designees) provides written notification to the Oaktree Shareholders within such 5 business day period that such resignation shall not be required.

If any Oaktree Designee serving as a Director dies or is unwilling or unable to serve as such or is otherwise removed or resigns from office, then the Oaktree Shareholders shall promptly nominate a successor to such Director (to the extent they are still entitled to pursuant to the Oaktree Shareholder Agreement). The Company shall take all actions necessary in order to ensure that such successor is appointed or elected to the Board as promptly as practicable. If the Oaktree Shareholders are not entitled to nominate any vacant Director position(s), the Company and the Board shall fill such vacant Director position(s) with an individual(s) selected by the Nominating and Corporate Governance Committee.

Voting

Except with respect to any Excluded Matter (as defined below), at any meeting of the Company’s stockholders, Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all Voting Securities of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of stockholders of the Company entitled to vote or consent to such matter, with respect to each matter on which stockholders of the Company are entitled to vote or consent, in the same proportion (for or against) as the Voting Securities of the Company that are owned by stockholders (other than an Oaktree Shareholder, any of their Affiliates or any Group (for purposes of the Oaktree Shareholders Agreement and this summary, as such term is defined in Section 13(d)(3) of the Exchange Act), which includes any of the foregoing) are voted or consents are given with respect to each such matter.

In any election of directors to the Board, except with respect to an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees (a “Contested Election”), the Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

In the case of a Contested Election, Oaktree Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all other shares of the Company that are owned by stockholders of the Company (other than the Oaktree Shareholders, any of their Affiliates or any Group which includes any of the foregoing) are voted or consents are given with respect to such Contested Election.

For so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, without the prior written consent of Oaktree, the Company and the Board shall not, directly or indirectly (whether by merger, consolidation or otherwise), (i) issue Preferred Stock or any other class or series of Equity Interests of the Company that ranks senior to the shares as to dividend distributions and/or distributions upon the liquidation, winding up or dissolution of the Company or any other circumstances, (ii) issue Equity Securities to a person or Group, if, after giving effect to such transaction, such issuance would result in such Person or Group beneficially owning more than 20% of the outstanding Equity Securities of the Company (except that the Company and the Board shall have the right to issue Equity Securities in connection with a merger or other business combination transaction with the consent of the Oaktree Shareholders), or (iii) issue any Equity Securities of any subsidiary of the Company (other than to the Company or a wholly-owned subsidiary of the Company); or (iv) terminate the Chief Executive Officer or any other officer of the Company set forth in the Oaktree Shareholders Agreement at any time during the 18 months following the closing date, except if such termination is for Cause (as defined in the Company’s 2014 Equity Incentive Plan).

During the 18 months after the closing of the Merger, for so long as the Oaktree Shareholders and their affiliates in the aggregate beneficially own at least 33% of the outstanding Voting Securities of the Company, the affirmative approval of at least seven Directors shall be required to appoint any replacement Chief Executive Officer of the Company.

Standstill Restrictions

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the outstanding Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not, directly or indirectly, acquire (i) the beneficial ownership of any additional Voting Securities of the Company, (ii) the beneficial ownership of any other Equity Securities of the Company that derive their value from any Voting Securities of the Company or (iii) any rights, options or other derivative securities or contracts or instruments to acquire such beneficial ownership that derive their value from such Voting Securities or other Equity Securities, in each case of clauses (i), (ii) and (iii), if, immediately after giving effect to any such acquisition, Oaktree Shareholders and their Affiliates would beneficially own in the aggregate more than a percentage of the outstanding Voting Securities of the Company equal to (A) the Oaktree Shareholders’ ownership percentage of the Voting Securities of the Company immediately after the closing of the Merger (i.e., approximately 61.3%) plus (B) 2.5%.

The foregoing restrictions shall not apply to participation by the Oaktree Shareholders or their Affiliates in: (i) pro rata primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held or (ii) acquisitions of Equity Securities of the Company that have received Disinterested Director Approval (as defined below).

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, unless specifically invited in writing by the Board (with Disinterested Director Approval), neither Oaktree nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies,” “consents” or “authorizations” (as such terms are used in the proxy rules of the SEC promulgated under the Exchange Act) to vote, or seek to influence any person other than the Oaktree Shareholders with respect to the voting of, any Voting Securities of the Company (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of the Oaktree Designees and any other nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities.

However, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets or any similar transaction, which in each such case would result in a Change of Control Transaction, or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company and its subsidiaries, taken as a whole, then the Oaktree Shareholders are permitted to privately make an offer or proposal to the Board and (ii) if the Board approves, recommends or accepts a buyout transaction with an Unaffiliated Buyer, the restrictions of the Oaktree Shareholders’ participation in such transaction shall cease to apply, except that any such actions must be discontinued upon the termination or abandonment of the applicable buyout transaction (unless the Board determines otherwise with Disinterested Director Approval).

Limitations on Transfer; No Control Premium

For so long as Oaktree and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, the Oaktree Shareholders and their Affiliates shall not sell any of their Common Shares to a person or group that, after giving effect to such transaction, would hold more than 20% of the outstanding Equity Securities of the Company. Notwithstanding the foregoing, the Oaktree and their Affiliates may sell their shares in the Company to any person or Group pursuant to:

•	sales that have received Disinterested Director Approval;

•	a tender offer or exchange offer, by an Unaffiliated Buyer, that is made to all stockholders of the Company, so long as such offer would not result in a Change of Control Transaction, unless the consummation of such Change of Control Transaction has received Disinterested Director Approval;

•	transfers to an Affiliate of the Oaktree Shareholders that is an investment fund or managed account in accordance with the Oaktree Shareholders Agreement; and

•	sales in the open market (including sales conducted by a third-party underwriter, initial purchaser or broker-dealer) in which the Oaktree Shareholder or their Affiliates do not know (and would not in the exercise of reasonable commercial efforts be able to determine) the identity of the purchaser.

For so long as the Oaktree Shareholders and their Affiliates in the aggregate beneficially own at least 10% of the Voting Securities of the Company, neither the Oaktree Shareholders nor any of their Affiliates shall sell or otherwise dispose of any of their Common Shares in any Change of Control Transaction unless the other stockholders of the Company are entitled to receive the same consideration per Common Share (with respect to the form of consideration and price), and at substantially the same time, as the Oaktree Shareholders or their Affiliates with respect to their Common Shares in such transaction.

Other Agreements

For so long as the Oaktree Shareholders are entitled to nominate at least one Director, all transactions involving the Oaktree Shareholders or their Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for (a) pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held, (b) arms-length ordinary course business transactions of not more than $5 million in the aggregate per year with portfolio companies of the Oaktree Shareholders or investment funds or accounts Affiliated with the Oaktree Shareholders or (c) the transactions expressly required or expressly permitted under the Merger Agreement relating to the Heron JV, the Registration Rights Agreement and the Oaktree Shareholders Agreement.

The Company has also agreed to waive (on behalf of itself and its subsidiaries) the application of the doctrine of corporate opportunity, or any other analogous doctrine, with respect to the Company and its subsidiaries, to the Oaktree Designees, to any of the Oaktree Shareholders or to any of the respective Affiliates of the Oaktree Designees or any of the Oaktree Shareholders. None of the Oaktree Designees, any Oaktree Shareholder or any of their respective Affiliates shall have any obligation to refrain from (i) engaging in the same or similar activities or lines of business as the Company or any of its subsidiaries or developing or marketing any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, (ii) investing or owning any interest publicly or privately in, or developing a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries or (iii) doing business with any client or customer of the Company or any of its subsidiaries (each of the activities referred to in clauses (i), (ii) and (iii), a “Specified Activity”). The Company (on behalf of itself and its subsidiaries) has agreed to renounce any interest or expectancy in, or in being offered an opportunity to participate in, any Specified Activity that may be presented to or become known to any Oaktree Shareholder or any of its Affiliates. However, if and to the extent that from time to time after the closing of the Merger Mr. Petros Pappas may be considered an Affiliate of any Oaktree Shareholder, the foregoing waivers shall not apply to Mr. Petros Pappas, and any provisions governing corporate opportunities set forth in the Pappas Shareholders Agreement with respect to Mr. Petros Pappas and/or any employment or services agreement between the Company and Mr. Petros Pappas shall control.

Certain Exclusions

The restrictions described in “Voting,” “Standstill Restrictions” and “ Limitations on Transfer; No Control Premium” of this summary shall not apply to portfolio companies of the Oaktree Shareholders or their Affiliates unless Oaktree Capital Management, L.P. (or its successor) possesses at least 50% of the voting power of such portfolio companies or an action of such portfolio company is taken at the express request or direction of, or in coordination with, an Oaktree Shareholder or its affiliate investment funds.

The Company has agreed to acknowledge that the Oaktree Shareholders have made investments and entered into business arrangements with Mr. Petros Pappas, his immediate family, the members of Millennia (immediately prior to the Merger) or their respective Affiliates (collectively, the “Pappas Investors”) outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Oaktree Shareholders Agreement, these arrangements and potential future agreements between the Oaktree Shareholders or their Affiliates, on the one hand, and the Pappas Investors, on the other hand, shall not cause (i) any Oaktree Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Pappas Investors, or (ii) the Equity Securities of the Company held by the Pappas Investors to be deemed to be subject to the provisions of the Oaktree Shareholders Agreement.

Certain Definitions

For purposes of the this description of the Oaktree Shareholders Agreement, the following definitions shall apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” for purposes of this definition means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“Change of Control Transaction” means (a) any acquisition, in one or more related transactions, by any Person or Group, whether by transfer of Equity Securities, merger, consolidation, amalgamation, recapitalization or equity sale (including a sale of securities by the Company) or otherwise, which has the effect of the direct or indirect acquisition by such Person or Group of the Majority Voting Power in the Company; or (b) any acquisition by any Person or Group directly or indirectly, in one or more related transactions, of all or substantially all of the consolidated assets of the Company and its subsidiaries (which may include, for the avoidance of doubt, the sale or issuance of Equity Securities of one or more subsidiaries of the Company).

“Common Shares” means the shares of common stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Disinterested Director Approval” means, with respect to any transaction or conduct requiring such approval pursuant to this Agreement, the approval of a majority of the Disinterested Directors with respect to such transaction or conduct (and the quorum requirements set forth in the charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Oaktree Designees and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, Petros Pappas shall not constitute an Oaktree Designee (other than for purposes of the election of directors, the standstill obligations and the transfer limitations applicable to the Oaktree Shareholders and their Affiliates), and the existing agreements and potential future arrangements with respect to the holding and/or disposition of Equity Securities between the Pappas Investors and the Oaktree Shareholders shall not disqualify Petros Pappas or other Pappas Investors from constituting a Disinterested Director for purposes of this Agreement (with certain exceptions).

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Excluded Matter” includes each of the following:

(a) any vote of the Stockholders in connection with a Change of Control Transaction with an Unaffiliated Buyer; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such Change of Control Transaction, then such vote shall constitute an Excluded Matter only if such Change of Control Transaction has received the Disinterested Director Approval; and

(b) any vote of the Stockholders in connection with (i) an amendment of the charter or bylaws of the Company or (ii) the dissolution of the Company; provided, however, that if the Oaktree Shareholders or their Affiliates are voting in support of such matter in either case, then such vote shall constitute an Excluded Matter only if such matter has received the Disinterested Director Approval.

“Majority Voting Power” means, with respect to any Person, either (a) the power to elect or direct the election of a majority of the board of directors or other similar body of such Person or (b) direct or indirect beneficial ownership of Equity Securities representing more than 39% of the Voting Securities of such Person.

“Other Large Holder” means, with respect to any matter in which the Stockholders are entitled to vote or consent, any Person or Group that is not an Oaktree Shareholder, an Affiliate of an Oaktree Shareholder or a Group that includes any of the foregoing; provided, however, that if the Oaktree Shareholders, on the one hand, and the Pappas Investors, on the other hand, are entitled to vote on or consent to such matter and a majority of the Voting Securities held by the Pappas Investors are voting on or consenting to such matter in the same manner as a majority of the Voting Securities held by the Oaktree Shareholders (i.e., both positions of Voting Securities are “for” or both positions of Voting Securities are “against”), then an “Other Large Holder” shall mean any Person or Group that is not an Oaktree Shareholder, a Pappas Investor, an Affiliate of either of the foregoing or a Group that includes any of the foregoing.

“Other Large Holder Effective Voting Percentage” means, with respect to an Other Large Holder as of the record date for the determination of Stockholders entitled to vote or consent to any matter, the ratio (expressed as a percentage) of (a) the sum of (i) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, plus (ii) the product of (x) the excess (if any) of the number of Voting Securities of the Company beneficially owned in the aggregate by the Oaktree Shareholders and their Affiliates as of such record date, over the number of Voting Securities of the Company that is equal to the product of the total number of Voting Securities of the Company outstanding as of such record date, multiplied by the Voting Cap Percentage applicable with respect to such matter, multiplied by (y) a percentage equal to (I) the number of Voting Securities of the Company beneficially owned by such Other Large Holder as of such record date, divided by (II) the number of Voting Securities of the Company beneficially owned by all Stockholders (other than the Oaktree Shareholders and their Affiliates) as of such record date and with respect to which a vote was cast or consent given (for or against) in respect of such matter, divided by (b) the total number of Voting Securities of the Company outstanding as of such record date.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Preferred Shares” means the shares of preferred stock, par value $0.01 per share, of the Company, or any other capital stock of the Company or any other Person into which such stock is reclassified or reconstituted (whether by merger, consolidation or otherwise) (as adjusted for any stock splits, stock dividends, subdivisions, recapitalizations and the like).

“Unaffiliated Buyer” means any Person other than (a) an Oaktree Shareholder, (b) an Affiliate of an Oaktree Shareholder, (c) any Person or Group in which an Oaktree Shareholder and/or any of its Affiliates has, at the applicable time of determination, Equity Securities of at least $100 million (whether or not such Person or Group is deemed to be an Affiliate of an Oaktree Shareholder) (provided that this clause (c) shall not be applicable for purposes of Section 4.2 hereof) and (d) a Group that includes any of the foregoing.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) the Voting Cap Percentage as of such date.

“Voting Cap Maximum” means, as of any date of determination, a percentage equal to the Other Large Holder Effective Voting Percentage as of such date multiplied by 110%; provided, that if the Voting Cap Percentage obtained by applying such Voting Cap Maximum would exceed 39%, then the Voting Cap Maximum shall equal the greater of (a) the sum of the Other Large Holder Effective Voting Percentage as of such date plus 1% and (b) 39%.

“Voting Cap Percentage” means 33%; provided, however, that if as of the record date for the determination of Stockholders entitled to vote or consent to any matter, an Other Large Holder beneficially owns greater than 15% of the outstanding Voting Securities of the Company (the “Voting Cap Threshold”), then, subject to the next proviso, for every 1% of outstanding Voting Securities of the Company beneficially owned by such Other Large Holder in excess of the Voting Cap Threshold, the Voting Cap Percentage shall be increased by 2%; provided further, however, that the Voting Cap Percentage shall not exceed a percentage equal to the Voting Cap Maximum as of such record date. For the avoidance of doubt, if multiple Other Large Holders beneficially own more than 15% of the outstanding Voting Securities of the Company, the Voting Cap Percentage shall be adjusted in relation to that Other Large Holder having the greatest beneficial ownership of Voting Securities of the Company.

“Voting Securities” means, with respect to any entity as of any date, all forms of Equity Securities in such entity or any successor of such entity with voting rights as of such date, other than any such Equity Securities held in treasury by such entity or any successor or subsidiary thereof, including, with respect to the Company, Common Shares and Preferred Shares (in each case to the extent (a) entitled to voting rights and (b) issued and outstanding and not held in treasury by the Company or owned by subsidiaries of the Company).

DESCRIPTION OF THE

PAPPAS SHAREHOLDER AGREEMENT

The following is a summary of the material terms of the Pappas Shareholders Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Pappas Shareholders Agreement, which is included as Exhibit 99.4 to the Report on Form 6-K furnished by the Company to the Commission on July 15, 2014 and incorporated herein by reference. The Company urges you to read the entire Pappas Shareholders Agreement carefully. Capitalized terms that are used in this description of the Pappas Shareholders Agreement but not otherwise defined in this Exhibit 99.3 have the meanings ascribed to them under the caption, “—Certain Definitions.”

General

The Pappas Shareholders Agreement, which entered into effect on July 11, 2014, upon the closing of the Merger, governs the ownership interest of Mr. Petros Pappas and his children, Ms. Milena Pappas and Mr. Alekos Pappas, and entities affiliated to them (“Pappas Shareholders”) in the Company following consummation of the Merger. Based upon the number of shares of the Company outstanding as of August 1, 2014, the Pappas Shareholders beneficially own approximately 12.6% of the total issued and outstanding common shares of the Company.

Voting

At any meeting of the Company’s stockholders, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in excess of the Voting Cap as of the record date for the determination of stockholders of the Company entitled to vote or consent to such matter, with respect to each matter on which stockholders of the Company are entitled to vote or consent, in the same proportion (for or against) as all shares owned by other stockholders of the Company.

Except as described below, in any election of directors to the Board, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares of the Company beneficially owned by them (and which are entitled to vote on such matter) in favor of the slate of nominees approved by the Nominating and Corporate Governance Committee.

At any Contested Election following the later of (i) the date on which Mr. Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date on which Mr. Petros Pappas ceases to be a Director, the Pappas Shareholders shall (and shall cause their Affiliates to) vote, or cause to be voted, or exercise their rights to consent (or cause their rights to consent to be exercised) with respect to, all shares beneficially owned by them in excess of the Voting Cap in the same proportion (for or against) as all shares owned by other stockholders of the Company.

Standstill Restrictions

Under the terms of the Pappas Shareholders Agreement, until the Pappas Shareholders Agreement is terminated, neither the Pappas Shareholders nor any of their Affiliates shall in any manner, directly or indirectly, (i) enter into any tender or exchange offer, merger, acquisition transaction or other business combination or any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction involving the Company, (ii) make, or in any way participate, directly or indirectly, in any solicitations of proxies, consents or authorizations to vote, or seek to influence any Person other than the Pappas Shareholders with respect to the voting of, any Voting Securities of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate

Governance Committee), (iii) otherwise act, alone or in concert with third parties, to seek to control or influence the management, Board or policies of the Company or any of its Subsidiaries (other than with respect to the nomination of any nominees proposed by the Nominating and Corporate Governance Committee), or (iv) enter into any negotiations, arrangements or understandings with any third party with respect to any of the foregoing activities. However, if (i) the Company publicly announces its intent to pursue a tender offer, merger, sale of all or substantially all of the Company’s assets, then the Pappas Shareholders shall be permitted to privately make an offer or proposal to the Board and (ii) if the Board approves, recommends or accepts a buyout transaction the standstill restrictions of the Pappas Shareholders’ participation in such transaction shall cease to apply until such buyout transaction is terminated or abandoned and shall become applicable again upon any such termination or abandonment (unless the Board determines otherwise with Disinterested Director Approval).

No Aggregation with Oaktree

The Company has agreed to acknowledge that the Pappas Shareholders have made investments and entered into business arrangements with the Oaktree Shareholders outside of the Oceanbulk Companies, and may from time to time enter into certain agreements with respect to the holding and/or disposition of Equity Securities of the Company. For purposes of the Pappas Shareholders Agreement, these arrangements and potential future agreements between the Pappas Shareholders and the Oaktree Shareholders shall not cause (i) any Pappas Shareholder to be deemed to be an Affiliate of, or constitute a group or beneficially own any Equity Securities of the Company beneficially owned by, the Oaktree Shareholders, or (ii) the Equity Securities of the Company held by the Oaktree Shareholders to be deemed to be subject to the provisions of the Pappas Shareholders Agreement.

Other Agreements

All transactions involving the Pappas Shareholders or their Affiliates, on the one hand, and the Company or its subsidiaries, on the other hand, shall require Disinterested Director Approval; provided, that Disinterested Director Approval shall not be required for pro rata participation in primary offerings of Equity Securities of the Company based on number of outstanding Voting Securities held.

Corporate Opportunity

From and after the date of the Pappas Shareholders Agreement and through and including the earliest of (x) the date of termination of the Pappas Shareholders Agreement, (y) the 36-month anniversary of the date of the Pappas Shareholders Agreement and (z) the date that Petros Pappas ceases to be the Chief Executive Officer of the Company, if a Pappas Shareholder (or any Affiliate thereof) acquires knowledge of a potential dry bulk transaction or dry bulk matter which may, in such Pappas Shareholder’s good faith judgment, be a business opportunity for both such Pappas Shareholder and the Company (subject to certain exceptions), such Pappas Shareholder (and its Affiliate) shall have the duty to promptly communicate or offer such opportunity to the Company. If the Company does not notify the applicable Pappas Shareholder within five business days following receipt of such communication or offer that it is interested in pursuing or acquiring such opportunity for itself, then such Pappas Shareholder (or its Affiliate) shall be entitled to pursue or acquire such opportunity for itself.

Termination

The Pappas Shareholders Agreement will terminate upon the earlier of (a) a liquidation, winding-up or dissolution of the Company and (b) the later of (x) such time as the Pappas Shareholders and their Affiliates in the aggregate beneficially own less than 5% of the outstanding Voting Securities of the Company and (y) the date that is six months following the later of (i) the date Petros Pappas ceases to be the Chief Executive Officer of the Company or (ii) the date Mr. Petros Pappas ceases to be a Director.

Certain Definitions

For purposes of this description of the Pappas Shareholders Agreement, the following definitions shall apply:

“Affiliate” means, with respect to any Person, another Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract, as trustee or executor or otherwise.

“beneficial owner” means a “beneficial owner”, as such term is defined in Rule 13d-3 under the Exchange Act; “beneficially own”, “beneficial ownership” and related terms shall have the correlative meanings.

“Board” means the Board of Directors of the Company.

“Contested Election” means an election of Directors to the Board where one or more members of the slate of nominees put forward by the Nominating and Corporate Governance Committee is being opposed by one or more competing nominees.

“Disinterested Director Approval” means the approval of a majority of the Disinterested Directors (and the quorum requirements set forth in the Charter or bylaws of the Company shall be reduced to exclude any Directors that are not Disinterested Directors for purposes of such approval).

“Disinterested Directors” means any Directors who (a) are not Petros Pappas, any other Pappas Shareholder or any Affiliate of any Pappas Shareholder and (b) do not have any material business, financial or familial relationship with a party (other than the Company or its Subsidiaries) to the transaction or conduct that is the subject of the approval being sought. Notwithstanding the foregoing, the agreements and relationships between the Pappas Shareholders and the Oaktree Shareholders shall not disqualify any Director designated by Oaktree from constituting a Disinterested Director (except if any such Oaktree designee is Mr. Petros Pappas, any Pappas Shareholder or any Affiliate thereof). Notwithstanding anything to the contrary in the foregoing, any Oaktree designee shall be disqualified from constituting a Disinterested Director for purposes of the standstill provision.

“Equity Securities” means, with respect to any entity, all forms of equity securities in such entity or any successor of such entity (however designated, whether voting or non-voting), all securities convertible into or exchangeable or exercisable for such equity securities, and all warrants, options or other rights to purchase or acquire from such entity or any successor of such entity, such equity securities, or securities convertible into or exchangeable or exercisable for such equity securities, including, with respect to the Company, the Common Shares and Preferred Shares.

“Voting Cap” means, as of any date of determination, the number of Voting Securities of the Company equal to the product of (a) the total number of outstanding Voting Securities of the Company as of such date multiplied by (b) 14.9%.

DESCRIPTION OF THE

REGISTRATION RIGHTS AGREEMENT

The following is a summary of the material terms of the Registration Rights Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Registration Rights Agreement, which is included as Exhibit 99.5 to the Report on Form 6-K furnished by the Company tp the Commission on July 15, 2014 and incorporated herein by reference. The Company urges you to read the entire Registration Rights Agreement carefully.

On July 11, 2014, the Oaktree Seller, the Pappas Seller, certain stockholders of the Company affiliated with Monarch Alternative Capital LP (the “Monarch Stockholders”) and certain affiliates thereof entered into the Registration Rights Agreement. Pursuant to the terms of the Registration Rights Agreement, the Company has, among other things, committed to prepare and file this resale registration statement within 30 days after the closing date of the Transactions, which is required to cover the resale of shares owned by such stockholders.

In addition, the Registration Rights Agreement also provides the Oaktree Seller and its affiliates with certain demand registration rights and provides the Oaktree Seller, Pappas Seller, the Monarch Stockholders and certain affiliates thereof with certain shelf registration rights in respect of any common shares of the Company held by them, subject to certain conditions, including those shares acquired pursuant to the Transactions.

In addition, in the event that the Company registers additional common shares for sale to the public following the closing of the Transactions, the Company is required to give notice to the Oaktree Seller, the Pappas Seller, the Monarch Stockholders and certain affiliates thereof of its intention to effect such registration and, subject to certain limitations, the Company is required to include common shares of the Company held by those holders in such registration.

The Company is required to bear the registration expenses, other than underwriting discounts and commissions and transfer taxes, if any, attributable to the sale of any holder’s securities pursuant to the Registration Rights Agreement. The Registration Rights Agreement includes customary indemnification provisions in favor of the stockholders party thereto, any person who is or might be deemed a control person (within the meaning of the Securities Act, and the Exchange Act and related parties against certain losses and liabilities (including reasonable costs of investigation and legal expenses) arising out of or relating to any filing or other disclosure made by us under the securities laws relating to any such registration.

DESCRIPTION OF THE MERGER AGREEMENT

The following is a summary of the material terms of the Merger Agreement. The description may not contain all of the information that may be important to you and is qualified in its entirety by reference to the Merger Agreement, which is included as Exhibit 99.2 to the Report on Form 6-K furnished by the Company t the Commission on June 16, 2014 and incorporated herein by reference. The Company urges you to read the entire Merger Agreement carefully.

General

The Merger Agreement governs the terms and conditions of the Merger and the Heron Transactions.

Heron Consideration

At the closing of the Merger, the Company deposited into escrow certificates in the name of each of the Sellers representing an aggregate of 2,115,706 common shares of the Company, as well as any dividends in respect of or in exchange for such common shares or other securities held in such escrow account during the period from the closing of the Merger until the distribution of such common shares or other amounts from the escrow. Promptly (and not later than one business day) following the distribution of two Kamsarmax vessels owned by Heron (the “Heron Vessels”) to the Company or its subsidiaries in accordance with the terms of the Merger Agreement, any such common shares and any other amounts in such escrow account will be released to the Sellers on a pro rata basis and, following such release date, the Company will pay to the Sellers the amount of dividends and other distributions with a record date after the closing of the Merger but prior to such release date and a payment date subsequent to such release date payable with respect to such common shares. For the avoidance of doubt, the Sellers will not be entitled to vote or dispose of any such common shares prior to distribution from escrow.

Dissolution and Winding Up of Heron

After the closing of the Merger, the Oaktree Seller (the “Sellers’ Representative”) has the right and obligation to assume and control the dissolution, liquidation and winding up of Heron (the “Winding Up Activities”), which includes the following:

•	the distribution of (A) all of the Heron Vessels to the Company on the terms and conditions set forth in the Merger Agreement, (B) certain designated vessels (the “ABY Heron Vessels”) to ABY Group Holding Limited (“ABY”) or its designees, and (C) all Heron Distributable Cash (as defined below) as of the time of such distribution to ABY and the Company in such proportion as ABY and Sellers’ Representative mutually agree (collectively, the “Core Vessel Distribution”) (provided, however, that in the event of the loss of a Heron Vessel or ABY Heron Vessel prior to distribution thereof, no distribution of such vessel is required and subsections (A) or (B), as applicable, shall be deemed satisfied with respect to such lost vessel);

•	the distribution of other Heron Distributable Cash (as defined below) held by Heron from time to time to ABY and the Company in such proportion as ABY and the Sellers’ Representative mutually agree;

•	obtaining the release of any guarantee, indemnification or similar commitment of Oceanbulk or its subsidiaries given with respect to the CiT Facility;

•	the sale of all of Heron’s other vessels (the “Non-Core Vessels”); provided, that Company is entitled to participate in an auction for such Non-Core Vessels, and in the event of the loss of any such vessel prior to delivery thereof, no sale of such vessel is required and the foregoing shall be deemed satisfied with respect to such lost vessel; and

•	so long as the foregoing commitments have been satisfied and Heron has no other debts or liabilities (including pursuant to the CiT Facility), the distribution of any remaining cash of Heron, the liquidation of any other assets of Heron and the termination of Heron, in each case subject to the requirements of applicable laws.

“Heron Distributable Cash” means, as of any date of determination, the cash and cash equivalents then held by Heron, including cash from the proceeds of any sale of a Non-Core Vessel (after repayment of any indebtedness required to be repaid pursuant to the CiT Facility in connection with such sale of a Non-Core Vessel), less an allowance for reserves equal to $5,000,000 or such lesser amounts as may be approved by the Special Committee of the Board of Directors of the Company, such approval not to be unreasonably withheld; provided, that such reserves shall constitute Heron Distributable Cash, and the portion of such Heron Distributable Cash received by the Company shall be paid to the Sellers in accordance with the foregoing provisions.

Indemnification; Directors’ and Officers’ Insurance

The Company agreed that after the closing of the Merger, all rights to indemnification of an officer or director set forth in the organizational documents of Oceanbulk and its subsidiaries and, to the extent in effect as of the date of the Merger Agreement, any directors’ and officers’ liability insurance policy maintained by Oceanbulk or its subsidiaries, will be maintained and will not be amended, repealed or otherwise modified and will continue in full force and effect in accordance with their terms for a period of six years from the date of the closing of the Merger, provided that the Company is not required to maintain any such insurance policy if the cost of such insurance policy exceeds two times the current annual premium for such policy.

Indemnification

The representations and warranties contained in the Merger Agreement and in any certificate or other writing delivered pursuant thereto did not survive the closing of the Merger, except that certain fundamental representations of the Sellers (including with respect to such Sellers’ organization, existence and good standing, power and authority, enforceability of the Merger Agreement, and title to units of the Oceanbulk Holdcos, and in respect of the Oceanbulk Holdcos, Oceanbulk and its subsidiaries as to organization, qualification and limited liability company power, authorization, capitalization, subsidiaries, borrowed indebtedness and cash, fees and commissions in connection with the Merger Agreement and the assets and liabilities of the Oceanbulk Holdcos) and certain fundamental representations and warranties of the Company (including with respect to organization, qualification and corporate power, authorization, fees and commissions in connection with the Merger Agreement, capitalization, subsidiaries, and borrowed indebtedness and cash) will survive for 12 months after the closing of the Merger (the “Survival Date”). Each of the covenants and agreements set forth in the Merger Agreement that were to be performed on or prior to the closing of the Merger will survive until the Survival Date, but the covenants and agreements contained in the Merger Agreement requiring performance after the closing of the Merger will survive the closing of the Merger in accordance with their terms.

Subject to the limitations set forth in the Merger Agreement, from and after the closing of the Merger, each of the Sellers agreed, severally with respect to itself and the Oceanbulk Holdco that it owned prior to the Merger, and pro rata with respect to Oceanbulk, to indemnify, save, and keep the Company, its affiliates (including Oceanbulk and its subsidiaries) and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified persons as a result of, or arising out of, the breach or inaccuracy of such fundamental representations as of the date of the closing of the Merger (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time), any breach of any covenant or agreement made by under the Merger Agreement (subject to certain exceptions), prior to the date of the closing of the Merger, any covenant or agreement by an Oceanbulk Holdco under the Merger Agreement, or certain specified liabilities and obligations relating to the Heron. Additionally, the Company agreed to indemnify, save, and keep each of the Sellers and their respective affiliates and each of their respective officers, directors, managers, partners, members, agents, representatives, successors, assigns and employees harmless against and from all damages sustained or incurred by any such indemnified person as a result of, or arising out of, the breach or inaccuracy of, as of the date of the closing of the Merger (or, to the extent any such representation and warranty by its terms addresses matters only as of another specified time, as of such other time) such fundamental representations, any breach of any covenant or agreement made by the Company or either of the merger subsidiaries under the Merger Agreement (subject to certain exceptions), or any breach following the date of the closing of the Merger of any covenant or agreement made by an Oceanbulk Holdco under the Merger Agreement.

The calculation of damages with respect to any indemnification payments will take into account the interests held by the Sellers and their respective affiliates in the Company, and no indemnified person is entitled to be indemnified for special, consequential (including diminution in value, lost profits, lost revenues, business interruptions, or loss of business opportunity or reputation), indirect, multiple, punitive or other similar damages, except as finally awarded by a court of competent jurisdiction and actually paid to a third party pursuant to a third party claim. Except with respect to fraud and parties’ rights to specific performance as set forth in the Merger Agreement, the indemnification provisions set forth in the Merger Agreement are the sole and exclusive remedy of the parties to the Merger Agreement following the closing of the Merger for any and all claims arising under, out of or related to the Merger Agreement, the negotiation thereof and the transactions contemplated thereby.

DESCRIPTION OF CERTAIN RELATED PARTY TRANSACTIONS

Set forth below is a description of certain relationships and related party transactions of the Company resulting from the Transactions. In addition, you should refer to the section entitled “Major Stockholders and Related Party Transactions” in the Company’s annual report on Form 20-F for the fiscal year ended 2013, filed with the SEC on March 21, 2014, for an overview of the other related party transactions of the Company.

Provision of certain guarantees by Oceanbulk Maritime

Oceanbulk Maritime, which is controlled by certain immediate family members of the Company’s Chief Executive Officer, Mr. Petros Pappas, has provided performance guarantees under the bareboat charter agreements of HN 1061, HN 1062, HN 1063 and HN 1064, which are four vessels being built in the NewYangzijiang shipyard. All of the performance guarantees described above have been counter-guaranteed by Oceanbulk Carriers LLC.

Oceanbulk Maritime has also provided performance guarantees under the shipbuilding contracts for HN 214-HMU (tbr Leviathan), HN 5017-JMU, HN 5055-JMU and HN 5056-JMU, which are four vessels being built at JMU, HN 213-JMU (tbr Peloreus), which was built at JMU and delivered to the Company on July 22, 2014, and HN NE164-NACKS (tbr Honey Badger), HN NE165-NACKS, HN NE166-NACKS, HN NE167-NACKS and HN NE184-NACKS, which are five vessels being built at NACKS. All of the performance guarantees described above have been counter-guaranteed by Oceanbulk Shipping LLC.

Vessel Purchase from MaidenVoyage LLC

In August 2013, Oceanbulk purchased a Supramax dry bulk carrier, Maiden Voyage, from Maiden Voyage LLC, which was a company controlled by certain immediate family members of the Company’s Chief Executive Officer, Mr. Petros Pappas, and Oaktree. The purchase price was $27.3 million.

Profits Interest

Pursuant to an agreement (the “Profits Interest Agreement”) among affiliates of Oaktree, Oceanbulk Maritime, Oceanbulk Carriers, Oceanbulk Shipping and Messrs. Petros Pappas and Hamish Norton, Messrs. Pappas and Norton are eligible for a share of the profits of Oaktree, subject to Oaktree and its affiliates achieving certain internal rate of return and capital multiples on their original investment in Oceanbulk. This award will be payable only by affiliates of Oaktree and not by Oceanbulk. As of June 30, 2014, March 31, 2014 and December 31, 2013, no awards had vested, and no payments had yet been made under the Profits Interest Agreement. While Oceanbulk Carriers and Oceanbulk Maritime are and were, as of June 30, 2014 and March 31, 2014, parties to the Profits Interest Agreement, the Profits Interest Agreement is expected to be amended, as a result of the Merger, to remove Oceanbulk Carriers and Oceanbulk Maritime as parties.

Registration Rights Agreement

For a description of this agreement, see “Description of the Registration Rights Agreement” in this Exhibit 99.3.

Oaktree Shareholders Agreement

For a description of this agreement, see “Description of the Oaktree Shareholders Agreement” in this Exhibit 99.3

Pappas Shareholders Agreement

For a description of this agreement, see “Description of the Pappas Shareholders Agreement” in this Exhibit 99.3.

Termination Agreement

Pursuant to a termination agreement between the Company and Mr. Spyros Capralos, the Company’s former Chief Executive Officer and current Non - Executive Chairman, dated July 31, 2014, the Company agreed to a severance payment of 168,842 common shares and an amount of €644,000 in cash.